EXHIBIT 99.12

Notice to ASX/LSE

The following amendment has been made to the 'Director/PDMR Shareholding' announcement released on 26 April 2023 at 11:00 under RNS No 5273X.

This previous version of the announcement included an incorrect reference to Jennifer Nason acquiring 1,765 ADR shares in Rio Tinto plc under the dividend reinvestment plan.  These shares were not acquired.

All other details remain unchanged.

The full amended text is shown below.

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)
26 April 2023

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Share Plan Account (SPA)

Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares held in a SPA are eligible for a dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market.

On 20 April 2023 the following PDMR / KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a SPA.

Security	Name of PDMR / KMP	Number of Shares Acquired	Price Per Share GBP
Rio Tinto plc shares	Cunningham, Peter	1,378.44877	54.55765
Rio Tinto plc shares	Stausholm, Jakob	1,482.43223	54.55765

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares). Qualifying UK employees are also awarded Free Shares once a year.

Rio Tinto plc shares held in the UKSP are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc shares in the market.

On 20 April 2023 the following PDMR / KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a UKSP.

Notice to ASX/LSE    2 / 3

Security	Name of PDMR / KMP	Number of Shares Acquired	Price Per Share GBP
Rio Tinto plc shares	Baatar, Bold	25	54.55765
Rio Tinto plc shares	Cunningham, Peter	129	54.55765
Rio Tinto plc shares	Stausholm, Jakob	19	54.55765

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge ('matching shares' and 'matching ADRs'), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three-year holding period, and vest after this period.
Rio Tinto Shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market under the terms of myShare.

On 20 April 2023 the following PDMR / KMP acquired Rio Tinto plc shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR / KMP	Number of Shares Acquired	Price Per Share GBP
Rio Tinto plc shares	Baatar, Bold	27.27725	54.55765
Rio Tinto plc shares	Barrios, Alfredo	18.3146	54.55765
Rio Tinto plc shares	Cunningham, Peter	33.8404	54.55765
Rio Tinto plc shares	Stausholm, Jakob	5.51431	54.55765
Rio Tinto plc shares	Trott, Simon	13.22772	54.55765
Rio Tinto plc shares	Vella, Ivan	3.6523	54.55765

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE    3 / 3

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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